UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 02)*

VTEX
(Name of Issuer as Specified in its Certificate of Incorporation)
Class A Common Shares, par value $0.0001 per share
(Title of Class of Securities)
G9470A102
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons MGF Trust
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 32,167,376
	7	Sole Dispositive Power
	8	Shared Dispositive Power 32,167,376
9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,167,376
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 28.5%[1]
12	Type of Reporting Person (See Instructions) HC

1 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6- K filed with the Securities and Exchange Commission on April 26, 2023, and the Reporting Person's beneficial ownership of 32,153,276 Class B common shares convertible into one share of Class A Common per share.

SCHEDULE 13G

CUSIP No. G9470A102

1	Names of Reporting Persons The Thomaz Family Trust
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 20,920,307
	7	Sole Dispositive Power
	8	Shared Dispositive Power 20,920,307
9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,920,307
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 20.7%[2]
12	Type of Reporting Person (See Instructions) HC

2 Based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in Exhibit 99.2 to the Issuer's 6- K filed with the Securities and Exchange Commission on April 26, 2023, and the Reporting Person's beneficial ownership of 20,420,307 shares of Class B common shares convertible into one share of Class A Common per share.

Item 1(a).	Name of Issuer:

VTEX (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 Kingsway, Wc2B 6NH

London, United Kingdom

Item 2.

(a)	Name of Person Filing:

MGF Trust

The Thomaz Family Trust

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office for each of MGF Trust and the Thomaz Family Trust is:

Goodman's Bay Corporate Center, Second Floor

West Bay Street

P.O Box SP-61567

Nassau, Bahamas

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title and Class of Securities:

Class A common shares, $0.0001 par value per share ("Class A Common Shares").

(e)	CUSIP No.:

G9470A102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The information contained in rows 5,6,7,8,9,10 and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

The beneficial ownership of the Class A Common Shares reported herein is based on:

(i)  14,100 shares of Class A Common Shares of the Issuer held exclusively by the Class M shares of Arbalete Fund Inc., and 32,153,276 shares of Class B common shares of the Issuer directly held by Abrolhos One Limited. MGF Trust controls the Class M shares of Arbalete Fund Inc. and is the sole shareholder of Abrolhos One Limited.

(ii)  500,000 shares of Class A Common Shares and 2,000,000 shares of Class B common shares of the Issuer held by Signo Inv. Tech Co Ltd., and 18,420,307 shares of Class B common shares of the Issuer directly held by Imbetiba Parent Ltd. The sole shareholder of each of Signo Inv. Tech Co Ltd and Imbetiba Parent Ltd is the Thomaz Family Trust.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares reported herein that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein that are not directly owned by such Reporting Person.

Each Class A Common Share is entitled to one vote. Each Class B common share is entitled to ten votes and is convertible into one Class A Common Share, at the option of the holder and automatically upon transfer, subject to certain exceptions.

Calculations based upon 80,675,246 shares of Class A Common Shares outstanding as of April 21, 2023, as reported in the Issuer's 6-K filed with the Securities and Exchange Commission on April 26, 2023, and includes each Reporting Person's beneficial ownership of Class B common shares, and options to purchase Class A Common Shares, as applicable.

(b)	Percent of class:

See Item 11 on the cover pages hereto.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote:

See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit I. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for purposes of Sections 13(d) and 13(g) of the Act.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	MGF TRUST

By: Onyx Partners Limited, its trustee

	By:	/s/ Sheldon Cartwright
Name: Sheldon Cartwright
Title: Authorized Signatory

THE THOMAZ FAMILY TRUST

By: Onyx Partners Limited, its trustee

	By:	/s/ Sheldon Cartwright
Name: Sheldon Cartwright
Title: Authorized Signatory

Exhibit I	Joint Filing Agreement dated February 14, 2024 (filed herewith)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of VTEX and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 14, 2024.

MGF TRUST

By: Onyx Partners Limited, its trustee

By:	/s/ Sheldon Cartwright
Name: Sheldon Cartwright
Title: Authorized Signatory

THE THOMAZ FAMILY TRUST

By: Onyx Partners Limited, its trustee

By:	/s/ Sheldon Cartwright
Name: Sheldon Cartwright
Title: Authorized Signatory